EXHIBIT 99.1

For Immediate Release 22-18-TR	Date:	February 25, 2022

Teck Announces Expanded Net-Zero Climate Strategy

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced an expansion to its climate action strategy, including a new short-term goal to achieve net-zero Scope 2 (purchased electricity) greenhouse gas (GHG) emissions by 2025 and an ambition to achieve net-zero Scope 3 (value chain) emissions by 2050, building on the existing commitment to achieve net-zero emissions across operations by 2050.

“Teck is committed to reducing emissions across our operations and throughout the value chain of our products. This expanded climate strategy builds on the progress we have made so far to reduce our GHG footprint and to support global action on climate change,” said Don Lindsay, President and CEO. “We will work closely with our customers and suppliers to support their own emissions reductions and achieve our net-zero Scope 3 ambition, while continuing to provide the metals and minerals essential to the world’s transition to a low-carbon economy.”

“Teck is already one of the world’s lowest carbon-intensity producers of copper, zinc and steelmaking coal and we are committed to further reducing the carbon footprint of our activities to support a cleaner future” added Lindsay.

The majority of Teck’s business, including all of our steelmaking coal operations, have been covered by carbon pricing since 2008 and Teck has been a strong advocate for broad-based carbon pricing.

Under the expanded strategy, Teck has set additional climate goals and will take further actions to reduce emissions across all activities, including operations and the downstream value chain:

Operational (Scope 1 and 2) emissions goals, which include GHG emissions from energy sources owned and operated by Teck and emissions related to the generation of purchased electricity used by Teck:

•	Achieve net-zero GHG emissions across operations by 2050
•	NEW: Achieve net-zero Scope 2 GHG emissions by 2025
•	Accelerate the adoption of zero-emissions alternatives for transportation by replacing the equivalent of 1,000 internal combustion engine (ICE) vehicles by 2025 in our mobile equipment fleets
•	Reduce the carbon intensity of our operations by 33% by 2030

Value chain (Scope 3) emissions goals, which include GHG emissions from sources owned or controlled by other entities downstream of our value chain including the transportation and use of our products, of which 90% relate to the use of steelmaking coal by our steelmaking coal customers.

Teck does not have direct control over steelmaking production processes and associated Scope 3 GHG emissions. As such, we will work to partner and accelerate decarbonization pathways by supporting the application of technologies such as carbon capture, utilization, and storage (CCUS) necessary to achieve our customers’ net-zero Scope 1 and 2 commitments and consequently our net-zero Scope 3 ambition. More than 50% of our steelmaking coal sales are made to customers who have made public commitments to be net-zero by 2050 or sooner, and we expect this trend to increase over time.

•	NEW: Ambition to achieve net-zero Scope 3 GHG emissions by 2050
•	NEW: Support partners in advancing GHG reduction solutions capable of reducing the global carbon intensity of steelmaking 30% by 2030.
•	NEW: Partner with customers and transportation providers to establish low-emission supply chain corridors for the transportation of our products and support a 40% reduction in shipping emission intensity by 2030 for shipping we contract.

We have already begun taking concrete steps towards achieving Scope 3 reductions associated with transportation. In  November 2021 we announced a partnership with Oldendorff Carriers to employ energy efficient bulk carriers for shipments of our steelmaking coal, contributing to our Scope 3 goals. This partnership is estimated to reduce up to 45,000 tonnes of CO2 annually, the equivalent of removing nearly 10,000 passenger vehicles from the road.

Climate Action and Progress

Teck has more than 10 years’ experience setting and achieving greenhouse gas (GHG) reduction targets and is committed to reducing our operational GHGs in line with limiting global warming to 1.5°C.  To support our Board of Directors and senior management in achieving its Scope 1, 2 and 3 goals, Teck has assembled a dedicated decarbonization team reporting jointly to the President & CEO and Chief Operating Officer, focused on working with the operations to deliver on its pathway to net zero by 2050.

To learn more about Teck’s approach to climate action, visit the Climate Change section of teck.com.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “will”, “estimate”, “expect”, “ambition” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements relating to our commitment to reduce greenhouse gas emissions, to achieve net zero greenhouse gas emissions or to reduce the carbon intensity of our operations and the actions we intend to take to achieve those commitments and the expected impact or effect of those actions.

The forward-looking statements in this report are based on a number of estimates, projections, beliefs and assumptions the management team believed to be reasonable as of the date of this report, though inherently uncertain and difficult to predict, including but not limited to expectations and assumptions concerning: the development, performance and cost of technology needed to advance our goals; our ability to attract and retain skilled employees; the timing of the receipt of permits and other regulatory and governmental approvals; environmental compliance costs generally; and assumptions regarding the development of our business generally and general economic conditions. We caution you that the foregoing list of important factors and assumptions is not exhaustive. Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control. Further information concerning risks, assumptions and uncertainties associated with these forward-

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looking statements and our business can be found in our most recent Annual Information Form filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile. We assume no obligation to update forward-looking statements except as required under securities laws.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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